SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-1)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company (Issuer))
GF ACQUISITION CORP.
GF GOODS INC.
GMM CAPITAL LLC
PRENTICE CAPITAL MANAGEMENT, LP
(Names of Filing Persons (Offerors))

Common Stock, no par value per share	382588101
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Isaac Dabah
GMM Capital LLC
c/o IID LLC
689 Fifth Avenue, 14th Floor
New York, NY 10022
Telephone: (212) 688-8288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Michael Zimmerman Prentice Capital Management, LP 623 Fifth Avenue, 32nd Floor New York, NY 10022 Telephone: (212) 756-8040	Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$328,672,820	$38,685

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 33,136,497 shares of common stock, no par value per share (“the Shares”) at the tender offer price of $9.60 per Share. The transaction value also includes the offer price of $9.60 less $5.4027, which is the weighted average exercise price of outstanding and exercisable options, multiplied by 2,516,491, the estimated number of options outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Not applicable.	Filing party	Not applicable.
Form or Registration No.	Not applicable.	Date Filed	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐.

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), GF Goods Inc., a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”), at a purchase price of $9.60 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Item 1. Summary Term Sheet.
      The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
      (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Goody’s Family Clothing, Inc., a Tennessee corporation. The Company’s principal executive offices are located at 400 Goody’s Lane, Knoxville, TN 37922. The Company’s telephone number is (865) 966-2000.
      (b) This Schedule TO relates to the outstanding shares of common stock, no par value per share, of Goody’s of which there were 33,136,497 shares outstanding and options to purchase 3,645,585 shares outstanding as of October 27, 2005. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
      (c) The information set forth in Sections 6 and 8 of the Offer to Purchase entitled “Price of Shares” and “Dividends and Distributions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
      (a), (b), (c) This Schedule TO is filed by the Purchaser, Parent, GMM Capital LLC and Prentice Capital Management, LP. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Certain Affiliates” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
      The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
      The information set forth in the “Questions and Answers,” “Introduction” and Sections 8, 10, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Certain Affiliates,” “Background of the Offer; Past Contacts or Negotiations with Goody’s,” “The Merger Agreement; Other Arrangements” and “Purpose of the Offer; Plans for Goody’s,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser or Goody’s or any of their respective affiliates or subsidiaries or, to the best knowledge of Purchaser, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and Goody’s or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.
Item 6. Purpose of This Transaction and Plans or Proposals.
      The information set forth in the “Questions and Answers,” “Introduction” and Sections 11, 12, 13 and 14 of the Offer to Purchase entitled “The Merger Agreement; Other Arrangements,” “Purpose of the Offer; Plans for Goody’s,” “Certain Effects of the Offer” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
      The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Company.
      The information set forth in the “Questions and Answers,” “Introduction” and Sections 7, 8, 10 and 11 of the Offer to Purchase entitled “Certain Information Concerning Goody’s,” “Certain Information Concerning the Purchaser, Parent and Certain Affiliates,” “Background of the Offer; Past Contacts or Negotiations with Goody’s” and “The Merger Agreement; Other Arrangements,” respectively, is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
      The information set forth in the “Introduction” and Sections 10, 11 and 18 of the Offer to Purchase entitled “Background of the Offers; Past Contacts or Negotiations with Goody’s,” “The Merger Agreement; Other Arrangements” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.
      Not applicable.
Item 11. Additional Information.
      (a)(1) The information set forth in Schedule I and Sections 8, 10 and 11 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser, Parent and Certain Affiliates,” “Background of the Offer; Past Contacts or Negotiations with Goody’s” and “The Merger Agreement; Other Arrangements,” respectively, is incorporated herein by reference.
      (a)(2), (3) The information set forth in Sections 11, 13 and 16 of the Offer to Purchase entitled “The Merger Agreement; Other Arrangements,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.
      (a)(4) The information set forth in Section 13 of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
      (a)(5) The information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approval” is incorporated herein by reference.
      (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 10, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement as published on November 10, 2005 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Goody’s on October 27, 2005 (filed as Exhibit (a)(5) to the Schedule TO-C on October 27, 2005 and incorporated herein by reference).
(b)	None.
(d)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of October 27, 2005, by and among Goody’s, Purchaser and GF Goods Inc. (filed as Exhibit 10 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(2)	Commitment Letter dated as of October 27, 2005 by GMM Capital LLC and Prentice Capital Management, LP to GF Goods Inc. (filed as Exhibit 10.113 to Goody’s’ Current Report on Form 8-K filed on October 28, 2005 and incorporated herein by reference).
(d)(3)	Support Agreement dated as of October 27, 2005 among GF Goods Inc., Purchaser and each of the persons listed on Schedule A attached thereto (filed as Exhibit 11 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(4)	Stock Option Agreement dated as of October 27, 2005 among Goody’s, GF Goods Inc. and Purchaser (filed as Exhibit 12 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(5)	Confidentiality Agreement dated as of October 12, 2005 between GMM Capital LLC, Prentice Capital Management, LP and Goody’s.
(g)	None.
(h)	None.

*	Included in mailing to shareholders

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GF ACQUISITION CORP.

By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock

Title:	Vice President

GF GOODS INC.

By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock

Title:	Vice President

GMM CAPITAL LLC

By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock

Title:	Chief Financial Officer

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Weiss

Name: Michael Weiss

Title:	Chief Financial Officer
Dated: November 10, 2005

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 10, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement as published on November 10, 2005 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Goody’s on October 27, 2005 (filed as Exhibit (a)(5) to the Schedule TO-C on October 27, 2005 and incorporated herein by reference).
(b)	None.
(d)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of October 27, 2005, by and among Goody’s, Purchaser and GF Goods Inc. (filed as Exhibit 10 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(2)	Commitment Letter dated as of October 27, 2005 by GMM Capital LLC and Prentice Capital Management, LP to GF Goods Inc. (filed as Exhibit 10.113 to Goody’s’ Current Report on Form 8-K filed on October 28, 2005 and incorporated herein by reference).
(d)(3)	Support Agreement dated as of October 27, 2005 among GF Goods Inc., Purchaser and each of the persons listed on Schedule A attached thereto (filed as Exhibit 11 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(4)	Stock Option Agreement dated as of October 27, 2005 among Goody’s, GF Goods Inc. and Purchaser (filed as Exhibit 12 to Amendment No. 3 to the Statement on Schedule 13D filed by Purchaser, GF Goods Inc., GMM Capital LLC and GMM Trust on October 31, 2005 and incorporated herein by reference).
(d)(5)	Confidentiality Agreement dated as of October 12, 2005 between GMM Capital LLC, Prentice Capital Management, LP and Goody’s.
(g)	None.
(h)	None.

*	Included in mailing to shareholders